Exhibit 3.3

ARTICLE OF AMENDMENT TO

ARTICLES OF INCORPORATION OF

FIRST COMMUNITY BANK CORPORATION OF AMERICA

Pursuant to the provisions of Section 607.1003, Florida Statues, First Community Bank Corporation of America (the “Corporation”) adopts the following Article of Amendment to its Articles of Incorporation after the requisite approval by the shareholders of the Corporation at its Annual Meeting on April 12, 2006.

Amendment adopted: Article III of the Amended and Restated Articles of Incorporation originally filed with the Secretary of State of Florida on June 27, 1997, and amended March 28, 2003 and on July 28, 2003, is hereby amended.

ARTICLE III

CAPITAL STOCK

The Corporation shall have authority to issue 22,000,000 shares of capital stock, which shall be divided into classes and shall have the following designations, preferences, limitations and relative rights:

A. Common Stock. One class shall consist of 20,000,000 shares of common stock of $.05 par value, designated “Common Stock.” Each share shall have the same relative rights and be identical in all respects with every other share of Common Stock. The holders of Common Stock are entitled to elect the members of the Board of Directors of the Corporation and such holders are entitled to vote as a class on all matters required or permitted to be submitted to the shareholders of the Corporation. Each holder of Common Stock is entitled to one vote per share. The Common Stock is not entitled to cumulative voting rights with respect to the election of directors.

B. Preferred Stock. One class shall consist of 2,000,000 shares of preferred stock of $.01 par value, designated “Preferred Stock.” The Board of Directors of the Corporation shall be empowered to divide any and all shares of the Preferred Stock into series and to fix and determine the relative rights and preferences of the shares of any series so established in accordance with Section 607.0602 of the Florida Business Corporation Act, including:

(i) the distinctive designation of such series and the number of shares which shall constitute such series;

(ii) the annual rate of dividends payable on shares of such series, whether dividends shall be cumulative and conditions upon which and the date when such dividends shall be accumulated on all shares of such series issued prior to the record date for the first dividend of such series;

(iii) the time or times when and the price or prices at which shares of such series shall be redeemable at the option of the holder or of the Corporation and the sinking fund provisions, if any, for the purchase or redemption of such shares;

(iv) the amount payable on shares of such series in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether all or a portion is paid before any amount is paid on the Common Stock;

(v) the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of Common Stock or chares of any other series of Preferred Stock and the terms and conditions of such conversion or exchange; and

(vi) whether the shares of such series have voting rights and the extent of such voting rights, if any.

The Board of Directors shall have the power to reclassify any unissued shares of any series of Preferred Stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms and conditions of redemption, including but not limited to, but subject to the limitations described in, the above provisions.

Any action by the Board of Directors is authorizing the issuance of Preferred Stock and fixing and determining the provisions thereof is hereby ratified and approved.

IN WITNESS THEREOF, the undersigned authorized officer of the Corporation executed this Article of Amendment on this 26th day of April, 2006.

FIRST COMMUNITY BANK CORPORATION OF AMERICA

/s/ Kenneth P. Cherven
Kenneth P. Cherven
President and Chief Executive Officer